IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 •
Internet: www.integratedpaving.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

July 28, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated July 28, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

IPC INTEGRATED PAVING CONCEPTS™

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

INTEGRATED PAVING CONCEPTS INC. ANNOUNCES COURT APPROVAL OF GOING PRIVATE TRANSACTION

Surrey, British Columbia, Canada, July 28, 2006 – Integrated Paving Concepts Inc. ("IPC") (TSX: IPA) announced today that the British Columbia Supreme Court has granted its final order approving the Plan of Arrangement, pursuant to which 0757138 B.C. Ltd. will acquire all of the shares of IPC.

IPC and 0757138 B.C. Ltd. have each waived the condition that the Arrangement be completed on or before July 31, 2006; subject to a condition that the transaction is completed on or before August 31, 2006. The closing is currently expected to occur on or about August 22, 2006.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary